1 Hershey Dr.

Smiths Falls, ON

K7A0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.102

FOR IMMEDIATE RELESE

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND MAY NOT BE DISTRIBUTED IN THE UNITED STATES OR DISSEMINATED OVER UNITED STATES NEWSWIRE SERVICES

CANOPY GROWTH CORPORATION COMPLETES PREVIOUSLY ANNOUNCED BOUGHT DEAL FINANCING FOR $200 MILLION

February 7, 2018

SMITHS FALLS, ON – Canopy Growth Corporation (TSX: WEED) (“Canopy Growth”) announced that it has closed its previously announced short form prospectus offering on a bought deal basis. A total of 5,800,000 common shares in the capital of Canopy Growth (the “Shares”) were sold at a price of $34.60 per Share, for aggregate gross proceeds of $200,680,000 (the “Offering”). The Offering was underwritten by a syndicate of underwriters co-led by GMP Securities L.P. and BMO Capital Markets and including Canaccord Genuity Corp., Eight Capital, Beacon Securities Limited, and PI Financial Corp.

Canopy Growth intends to use the proceeds from the Offering for capital expenditures for domestic and international capacity expansion over the next 18 months as well as for general corporate requirements. In addition, Canopy Growth intends to use proceeds from the Offering for general working capital purposes, such as brand augmentation, channel development, technology investments, research, and developing new product offerings. Canopy Growth may reallocate these funds as market and regulatory indicators warrant in light of the legalization and implementation of a national recreational cannabis market.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Organa Brands, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth.

Here’s to Future Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include statements about the proposed use of proceeds of the Offering. Canopy Growth may reallocate these funds as market and regulatory indicators warrant in light of the legalization and implementation of a national recreational cannabis market. Readers are referred to the final short form prospectus dated January 31, 2018 available at www.SEDAR.com for more information about the proposed use of proceeds and risk factors relating to Canopy Growth. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.